United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

•	Vale’s Q3 performance was marked by record iron ore output since 4Q18 and an increase in the production guidance for 2024. In copper, ore processed at Salobo 1 & 2 increased by 30% y/y supported by stronger mill performance. In nickel, performance of the Sudbury mines drove a 20% increase in mill throughput y/y.
•	Iron ore production reached 91.0 Mt, 4.7 Mt (+5%) higher y/y, driven by improved performance at S11D, Itabira and Brucutu. As previously announced, Vale has revised its production guidance upward to 323-330 Mt (from 310-320 Mt), reflecting continued improvements on operational stability and asset reliability. Pellets production totaled 10.4 Mt, 1.2 Mt (+13%) higher y/y. Iron ore sales were 81.8 Mt, up 1.3 Mt (+2%) y/y.
•	Copper production totaled 85.9 kt, 4.3 kt (+5%) higher y/y, reflecting stronger performance across all operations, which was partially offset by the impact of an incident in a conveyor belt at the Salobo 3 plant in June.
•	Nickel production totaled 47.1 kt, 5.0 kt (+12%) higher y/y, mainly reflecting stronger asset performance in Sudbury and the continued ramp-up of Voisey’s Bay underground mines.

Highlights

Production Summary
000’ metric tons	3Q24	2Q24	∆ q/q	3Q23	∆ y/y	9M24	9M23	Δ y/y	2024 guidance
Iron ore[1]	90,971	80,598	12.9%	86,238	5.5%	242,395	231,755	4.6%	323-330 Mt
Pellets	10,363	8,895	16.5%	9,175	12.9%	27,724	26,604	4.2%	38-42 Mt2
Copper	85.9	78.6	9.3%	81.6	5.3%	246.3	227.5	8.3%	320-355 kt
Nickel	47.1	27.9	68.8%	42.1	11.9%	114.4	120.0	-4.7%	153-168 kt3

1 Including third-party purchases, run-of-mine and feed for pelletizing plants.

2 Iron ore agglomerates guidance, including iron ore pellets and briquettes.

3 Nickel guidance was updated on September 11, 2024, to reflect the impact of PTVI deconsolidation, following the partial divestment completed in June 2024.

Sales Summary
000’ metric tons	3Q24	2Q24	∆ q/q	3Q23	∆ y/y	9M24	9M23	Δ y/y
Iron ore	81,838	79,792	2.6%	80,559	1.6%	225,456	210,591	7.1%
Fines[1]	69,344	68,512	1.2%	69,714	-0.5%	190,402	178,904	6.4%
Pellets	10,143	8,864	14.4%	8,613	17.8%	28,232	25,556	10.5%
ROM	2,351	2,416	-2.7%	2,232	5.3%	6,822	6,132	11.3%
Copper	75.2	76.1	-1.2%	73.8	1.9%	228.1	210.3	8.5%
Nickel	40.7	34.3	18.7%	39.2	3.8%	108.1	119.6	-9.6%

1 Including third-party purchases.

Price Realization Summary
US$/t	3Q24	2Q24	∆ q/q	3Q23	∆ y/y	9M24	9M23	Δ y/y
Iron ore fines (CFR/FOB, wmt)	90.6	98.2	-7.7%	105.1	-13.8%	96.1	103.7	-7.3%
Iron ore pellets (CFR/FOB, wmt)	148.2	157.2	-5.7%	161.2	-8.1%	158.7	161.3	-1.6%
Copper[1]	9,016	9,202	-2.0%	7,731	16.6%	8,651	7,969	8.6%
Nickel	17,012	18,638	-8.7%	21,237	-19.9%	17,477	23,203	-24.7%

1 Average realized price for copper operations only (Salobo and Sossego). Average realized copper price for all operations, including copper sales originated from nickel operations, was US$ 9,053/t in 3Q24.

Iron ore and pellets operations

•	Northern System: production increased by 1.9 Mt y/y, driven by S11D’s robust performance at 22.1 Mt (+2.7 Mt y/y), making this the seventh quarter of y/y production improvements. Serra Norte’s output was slightly lower y/y (-0.5 Mt y/y), in line with the production plan. Shipments from the Ponta da Madeira port set a quarterly record since 2021, totaling 50.6 Mt, reflecting enhanced operational stability.

•	Southeastern System: production increased by 3.6 Mt y/y, driven by (i) enhanced performance at the Conceição 1 & 2 plants in Itabira, as a result of reduced maintenance downtime following the concentration of activities in the first semester, during the rainy season, and (ii) higher output at Brucutu, attributed to the resumption of three wet processing lines last year and the commissioning of a fourth line in September this year, with the site achieving its highest quarterly production since 2019.

•	Southern System: production was 0.9 Mt lower y/y, primarily due to (i) lower third-party purchases and (ii) reduced high-silica products output at the Vargem Grande complex due to market conditions. These effects were partially offset by increased production at Viga, following maintenance works in the 3Q23. In September, the commissioning of wet processing operations in the Vargem Grande 1 Project started. This will allow the Vargem Grande complex to resume approximately 15 Mtpa of iron ore production and improve the average quality by approximately 2% of contained iron.

•	Pellets: production was 1.2 Mt higher y/y, achieving its highest quarterly production since 2018, driven by higher pellet feed availability from the Brucutu and Itabira mines, increasing pellet production at the Tubarão site.

•	Iron ore sales were 1.3 Mt higher y/y, totaling 81.8 Mt, supported by 18% higher pellet sales. Considering the higher pellet production and healthy demand in the quarter, pellet sales increased to 10.1 Mt (+18% y/y), supporting overall iron ore sales, which totaled 81.8 Mt (+2% y/y). The 5.5 Mt inventory build-up was mainly due to cargos in transit along the supply chain as production seasonally increased in Q3. These inventories will be converted into sales in Q4.

•	The all-in premium improved by US$ 1.8/t q/q, totaling US$ 1.7/t[1], driven by higher average quality of the product portfolio. This improvement is a result of the increased availability of high-quality products, mainly from the Northern System, allowing for higher BRBF sales and the proactive decision to reduce direct sales of high-silica products, due to market conditions.

•	The average realized iron ore fines price was US$ 90.6/t, US$ 7.6/t lower q/q despite iron ore reference prices having decreased by US$ 12.0/t in the period. The lower decline vs. the reference price is attributed to an enhanced product portfolio and the positive effect from provisional pricing adjustments, given higher-than-average forward prices in the last day of the quarter. The average realized iron ore pellet price was US$ 148.2/t, US$ 9.0/t lower q/q, due to lower iron ore prices.

[1] Iron ore fines premium of US$ -1.9/t and the weighted average contribution of the pellet business of US$ 3.6/t.

Copper operations

•	Salobo: copper production decreased by 3.0 kt y/y, mainly reflecting the impact of the conveyor belt fire that occurred at the Salobo 3 plant and lower feed grades, as per plan. Salobo 1&2 plants continue to perform well, reporting a 30% increase in ore processed y/y.

•	Sossego: copper production increased by 2.6 kt y/y, mainly because of higher mined volumes and higher feed grade to the mill, as per the plan. Sequentially, production increased by 4.3 kt as the mine’s operational license was reestablished, enabling the processing of higher-feed grades from mined material.

•	Canada: copper production increased by 4.7 kt y/y, mainly reflecting improved mining performance in Sudbury and shorter mine and mill maintenance periods y/y. Also, production was positively impacted by the ramp-up of VBME and higher copper precipitates output in Thompson.

•	Payable copper sales[2] totaled 75.2 kt in the quarter, up 1.4 kt y/y, mainly reflecting higher production. Sales in the quarter were lower than production, mainly due to in-transit volumes and Vale Base Metals’ commercial strategy.

•	The average copper realized price was US$ 9,016/t, 2.0% lower q/q, mainly due to lower LME reference prices.

[2] Sales volumes are lower than production volumes due to payable copper vs. contained copper: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than contained volumes.

Nickel operations

•	Sudbury-sourced ore: finished nickel production increased by 5.6 kt y/y, esulting from the improved performance of the mine-mill-smelter-refinery flowsheet. Sudbury mines and mill performed well, with a 20% increase in ore production and mill throughput y/y. On a sequential basis, production increased by 9.2 kt as smelter and refinery operations resumed after biennial maintenance.

•	Thompson-sourced ore: finished nickel production was 1.1 kt higher y/y, mainly because of the higher availability of the Long Harbour refinery.

•	Voisey’s Bay-sourced ore: finished nickel production increased by 2.2 kt y/y, driven by the availability of Voisey’s Bay-sourced feed at Long Harbour, as higher nickel grade from underground mines continued to ramp-up, as well as higher availability of the Long Harbour refinery.

•	Onça Puma: nickel production increased by 0.4 kt y/y, as in 3Q23 the furnace was operating at a lower rate in preparation for the furnace rebuild. The operation has been running steadily since the conclusion of the furnace rebuild. The plant has experienced a power disruption after a severe windstorm has damaged the local utility company’s transmission line on October 5th.

•	External feed: finished nickel production from external feed was 19.3 kt in the quarter. Third-party feed decreased by 2.5 kt y/y, as planned. PTVI-sourced production decreased by 1.9 kt y/y, mainly reflecting the deconsolidation[3] of PTVI, partially offset by higher nickel production at the Matsusaka refinery.

•	Nickel sales totaled 40.7 kt, 1.5 kt higher y/y, driven by higher production. In the quarter, nickel sales were 6.4 kt lower than production due to an inventory build-up, as well as due to Vale Base Metals’ sales strategy.

•	The average nickel realized price was US$ 17,012/t, down 9% q/q, due to lower LME reference prices, partially offset by higher realized premiums.

[3] Starting from 3Q24, PTVI sourced production is reported as “External feed” and reflects solely the 80%-offtake attributable to Vale Base Metals processed at downstream facilities. Before, PTVI production was 100% consolidated by Vale.

Annex 1: Production and sales summary

Iron ore

000’ metric tons	3Q24	2Q24	∆ q/q	3Q23	∆ y/y	9M24	9M23	Δ y/y
Northern System	50,137	39,534	26.8%	48,187	4.0%	125,600	124,115	1.2%
Serra Norte and Serra Leste	28,044	20,012	40.1%	28,833	-2.7%	66,273	69,283	-4.3%
S11D	22,094	19,522	13.2%	19,355	14.2%	59,327	54,832	8.2%
Southeastern System	24,000	21,228	13.1%	20,350	17.9%	64,779	60,748	6.6%
Itabira (Cauê, Conceição and others)	9,492	8,003	18.6%	7,619	24.6%	25,094	23,185	8.2%
Minas Centrais (Brucutu and others)	7,250	6,152	17.8%	5,939	22.1%	19,799	18,071	9.6%
Mariana (Alegria, Timbopeba and others)	7,258	7,073	2.6%	6,791	6.9%	19,886	19,492	2.0%
Southern System	16,833	19,836	-15.1%	17,701	-4.9%	52,016	46,892	10.9%
Paraopeba (Mutuca, Fábrica and others)	7,103	7,970	-10.9%	8,214	-13.5%	21,598	19,982	8.1%
Vargem Grande (VGR, Pico and others)	9,730	11,866	-18.0%	9,488	2.6%	30,418	26,910	13.0%
Iron Ore Production[1]	90,971	80,598	12.9%	86,238	5.5%	242,395	231,755	4.6%
Own production	84,063	73,282	14.7%	79,073	6.3%	222,358	215,584	3.1%
Third-party purchases	6,908	7,316	-5.6%	7,165	-3.6%	20,037	16,171	23.9%
Iron Ore Sales	81,838	79,792	2.6%	80,559	1.6%	225,456	210,591	7.1%
Fine Sales[2]	69,344	68,512	1.2%	69,714	-0.5%	190,402	178,904	6.4%
IOCJ	11,709	13,180	-11.2%	14,758	-20.7%	34,290	39,599	-13.4%
BRBF	34,797	30,528	14.0%	36,454	-4.5%	91,018	89,134	2.1%
Pellet feed – China (PFC1)[3]	3,328	3,337	-0.3%	4,234	-21.4%	9,201	10,056	-8.5%
Lump	1,971	1,782	10.6%	2,367	-16.7%	5,562	5,626	-1.1%
High-silica products	8,050	11,372[4]	-29.2%	6,131	31.3%	26,584[4]	18,090	47.0%
Other fines (60-62% Fe)	9,489	8,313[4]	14.1%	5,770	64.5%	8,256[4]	16,399	-49.7%
Pellet Sales	10,143	8,864	14.4%	8,613	17.8%	28,232	25,556	10.5%
Rom Sales	2,351	2,416	-2.7%	2,232	5.3%	6,822	6,132	11.3%
Sales from 3rd party purchase	7,118	7,122	-0.1%	6,646	7.1%	19,888	15,764	26.2%

1 Including third party purchases, run-of-mine and feed for pelletizing plants. Vale’s product portfolio Fe content reached 62.3%, alumina 1.4% and silica 5.9% in 3Q24.
2 Including third-party purchases.
3 Products concentrated in Chinese facilities.
4 Restated from historical figures.

Pellets

‘000 metric tons	3Q24	2Q24	∆ q/q	3Q23	∆ y/y	9M24	9M23	Δ y/y
Northern System	818	489	67.3%	1,037	-21.1%	2,074	2,486	16.6%
São Luis	818	489	67.3%	1,037	-21.1%	2,074	2,486	16.6%
Southeastern System	5,978	4,789	24.8%	4,403	35.8%	15,620	13,705	14.0%
Itabrasco (Tubarão 3)	908	761	19.3%	801	13.4%	2,227	2,756	-19.2%
Hispanobras (Tubarão 4)	531	729	-27.2%	720	-26.3%	1,948	777	150.7%
Nibrasco (Tubarão 5 and 6)	1,935	1,261	53.4%	837	131.2%	4,350	3,175	37.0%
Kobrasco (Tubarão 7)	1,071	489	119.0%	557	92.3%	2,412	2,305	4.6%
Tubarão 8	1,532	1,549	-1.1%	1,488	3.0%	4,682	4,692	-0.2%
Southern System	1,238	1,058	17.0%	1,107	11.8%	3,515	3,454	1.8%
Fábrica	-	-	-	-	-	-	-	-
Vargem Grande	1,238	1,058	17.0%	1,107	11.8%	3,515	3,454	1.8%
Oman	2,328	2,557	-9.0%	2,628	-11.4%	6,515	6,960	-6.4%
Pellet Production	10,363	8,895	16.5%	9,175	12.9%	27,724	26,604	4.2%
Pellet Sales	10,143	8,864	14.4%	8,613	17.8%	28,232	25,556	10.5%

Copper - Finished production by source

000’ metric tons	3Q24	2Q24	∆ q/q	3Q23	∆ y/y	9M24	9M23	Δ y/y
Brazil	66.3	61.3	8.2%	66.7	-0.6%	188.2	170.5	10.4%
Salobo	46.6	46.0	1.3%	49.6	-6.0%	140.9	125.1	12.6%
Sossego	19.7	15.3	28.8%	17.1	15.2%	47.3	45.4	4.2%
Canada	19.6	17.3	13.3%	14.9	31.5%	58.1	57.0	1.9%
Sudbury	11.6	13.9	-16.5%	9.4	23.4%	42.3	42.4	-0.2%
Thompson	3.2	-	n.a.	1.6	100.0%	3.7	1.8	105.6%
Voisey's Bay	3.6	2.7	33.3%	2.7	33.3%	9.1	7.0	30.0%
Feed from third parties[1]	1.1	0.7	57.1%	1.2	-8.3%	3.0	5.8	-48.3%
Copper Production	85.9	78.6	9.3%	81.6	5.3%	246.3	227.5	8.3%
Copper Sales	75.2	76.1	-1.2%	73.8	1.9%	228.1	210.3	8.5%
Copper Sales Brazil	61.3	58.2	5.3%	61.8	-0.8%	175.9	157.7	11.5%
Copper Sales Canada	13.9	18.0	-22.8%	12.0	15.8%	52.2	52.5	-0.6%

1 External feed purchased from third parties and processed into copper in our Canadian operation.

Nickel

‘000 metric tons	3Q24	2Q24	∆ q/q	3Q23	∆ y/y	9M24	9M23	Δ y/y
Finished Production by Source
Canada	21.5	7.3	194.5%	12.6³	70.6%	45.7	43.0³	6.3%
Sudbury	12.3	3.1	296.8%	6.7³	83.6%	25.6	26.2³	-2.3%
Thompson	3.1	1.8	72.2%	2.0³	55.0%	7.3	6.8³	7.4%
Voisey's Bay	6.1	2.4	154.2%	3.9	56.4%	12.9	10.0	29.0%
Brazil	6.2	3.0	106.7%	5.8	6.9%	9.2	16.4	-43.9%
Indonesia	-	16.2	-100.0%	17.1	-100.0%	34.9	44.3	-21.2%
External feed	19.3	1.4	1.278.6%	6.6	192.4%	9.4	16.3	-42.3%
Feed from third-parties¹	4.1	1.4	192.9%	6.6³	-37.9%	9.4	16.3³	-42.3%
PTVI offtake[4]	15.2	-	n.a.	-	n.a.	15.2	-	n.a.
Finished Production by Site
Sudbury	17.4	4.6	278.3%	12.8	35.9%	35.8	41.4	-13.5%
Voisey’s Bay & Long Harbour	9.5	4.2	126.2%	6.9	37.7%	21.3	19.4	9.8%
Onça Puma	6.2	3.0	106.7%	5.8	6.9%	9.2	16.4	-43.9%
Clydach	8.0	5.5	45.5%	8.6	-7.0%	23.7	20.9	13.4%
Matsusaka	5.5	6.3	-12.7%	4.0	37.5%	15.1	11.4	32.5%
Others[2]	0.5	4.3	-88.4%	4.0	-87.5%	9.3	10.5	-11.4%
Nickel Production	47.1	27.9	68.8%	42.1	11.9%	114.4	120.0	-4.7%
Nickel Sales	40.7	34.3	18.7%	39.2	3.8%	108.1	119.6	-9.6%

1 External feed purchased from third parties and processed into finished nickel in our Canadian operations. It does not include feed purchased from PTVI.

2 Includes intermediates produced in Thompson and PTVI, tolling and others.

3 Restated from historical figures.

4 Starting from 3Q24, PTVI sourced production is reported as “External feed” and reflects solely the 80%-offtake attributable to Vale Base Metals processed at downstream facilities. Before, PTVI production was 100% consolidated by Vale.

Energy Transition Metals by-products - Finished production

	3Q24	2Q24	∆ q/q	3Q23	∆ y/y	9M24	9M23	Δ y/y
Cobalt (metric tons)	714	189	277.8%	452	58.0%	1,384	1,410	-1.8%
Platinum (000’ oz troy)	23	17	35.3%	24	-4.2%	71	94	-24.5%
Palladium (000’ oz troy)	20	24	-16.7%	24	-16.7%	82	110	-25.5%
Gold (000’ oz troy)[1]	103	102	1.0%	117	-12.0%	309	287	7.7%
Total by-Products (000’ metric tons Cu eq.)2 3	35	31	12.9%	38	-7.9%	104	111	-6.3%

1 Includes Gold from Copper and Nickel operations.

2 Includes Iridium, Rhodium, Ruthenium and Silver.

3 Copper equivalent tons calculated using average market metal prices for each quarter. Market reference prices: for copper and cobalt: LME spot; for Gold, Silver, Platinum, and Palladium: Bloomberg; for other PGMs: Johnson Matthey.

Annex 2: Energy Transition Metals:
Maintenance scheduled in 2024

	Q1	Q2	Q3	Q4
Copper operations
Salobo
Salobo I & II	< 1 week	1 week	1 week	1 week
Salobo III	< 1 week	3 weeks	2.5 weeks	<1 week
Sossego
Sossego	4.5 weeks	4 weeks	1.5 weeks	1 week
Nickel operations
Sudbury
Coleman			4.5 weeks
Creighton		1 week	5.5 weeks
Copper Cliff North			4 weeks
Copper Cliff South			2 weeks
Garson			4 weeks
Totten			2 weeks
Clarabelle mill		1 week	3 weeks
Sudbury Smelter		7 weeks
Sudbury Refinery		6 weeks
Port Colborne (Ni, Co & PGMs)		6 weeks
Thompson
Thompson mine			4.5 weeks
Thompson mill			4.5 weeks
Voisey’s Bay & Long Harbour
Voisey’s Bay		2.5 weeks		1 week
Long Harbour Refinery		4.5 weeks
Standalone Refineries
Clydach		5.5 weeks
Matsusaka	6.5 weeks
Brazil
Onça Puma	11 weeks[1]	<1 week	<1 week	<1 week
Indonesia
PTVI (furnaces/kilns only)	0 weeks	1.5 weeks	n.a.	n.a

¹ Refers to the furnace rebuild. The ramp up after maintenance is not included in the number of weeks.

Note: The maintenance schedule may be deliberately adjusted if it proves beneficial for operations and the overall business.

The number of weeks is rounded to 0.0 or 0.5 and may involve more than one maintenance activity within the quarter.

Investor Relations

Vale.RI@vale.com

Thiago Lofiego
thiago.lofiego@vale.com

Mariana Rocha
mariana.rocha@vale.com

Luciana Oliveti
luciana.oliveti@vale.com

Pedro Terra
pedro.terra@vale.com

Patricia Tinoco
patricia.tinoco@vale.com

This press release may include statements about Vale's current expectations about future events or results (forward-looking statements), including in particular expectations for production and sales of iron ore, nickel and copper on pages 1, 2, 3 and 4. Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 15, 2024		Director of Investor Relations